                                                Filed Pursuant to Rule 424(a)
                                                Registration No. 333-13809

***************************************************************************
*                                                                         *
*  This preliminary Prospectus Supplement and the information contained   *
*  herein are subject to completion or amendment and prospective          *
*  purchasers are referred to the related final Prospectus Supplement     *
*  for definitive information on any matter contained herein. This        *
*  preliminary Prospectus Supplement shall not constitute an offer to     *
*  sell or the solicitation of an offer to buy nor shall there be any     *
*  sale of these securities in any jurisdiction in which such offer,      *
*  solicitation or sale would be unlawful prior to registration or        *
*  qualification under the securities laws of any such jurisdiction.      *
*                                                                         *
***************************************************************************

PROSPECTUS SUPPLEMENT ISSUED DECEMBER 12, 1996 (SUBJECT TO COMPLETION) (TO PROSPECTUS DATED NOVEMBER 1, 1996)

                                4,000,000 UNITS

                      WALDEN RESIDENTIAL PROPERTIES, INC.

   EACH UNIT CONSISTING OF ONE SHARE OF     % SENIOR PREFERRED STOCK ($25.00
                            LIQUIDATION PREFERENCE)
         AND A WARRANT TO PURCHASE ONE-THIRD OF A SHARE OF COMMON STOCK

                             ---------------------

     Walden Residential Properties, Inc. (the "Company") is offering (the
"Offering") 4,000,000 Units, each unit consisting of one share of      % Senior
Preferred Stock, par value $.01 per share (the "Senior Preferred Stock"), and a warrant (the "Common Stock Warrant") to purchase one-third of a share of the Company's common stock, par value $.01 per share (the "Common Stock"). The Units, the shares of Preferred Stock and the Common Stock Warrants are sometimes referred to herein collectively as the "Securities." The shares of Preferred Stock and Common Stock Warrants may be separately traded at any time following completion of the Offering. Each Common Stock Warrant entitles the holder
thereof to purchase           shares of the Common Stock at an exercise price of
$          per share, for the period commencing on February   , 1997 and ending
December 31, 2001.

     The Company is a self-administered, self-managed, fully integrated real estate investment trust ("REIT") focused on middle income multifamily properties located primarily in selected Southwestern and Southeastern markets. The Company currently owns and operates 67 multifamily properties containing 20,413 apartment units, primarily in the Southwest and Southeast regions of the United States.

     The Common Stock is listed on the New York Stock Exchange ("NYSE") under
the symbol "WDN". On          , 1996, the last reported sale price of the Common
Stock on the NYSE was $          per share. The Company has applied for listing
the Senior Preferred Stock on the NYSE.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-6 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE UNITS.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
                   ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             ---------------------

====================================================================================================
                                                           UNDERWRITING
                                                           DISCOUNTS AND         PROCEEDS TO
                                     PRICE TO PUBLIC      COMMISSIONS(1)         COMPANY(2)
----------------------------------------------------------------------------------------------------
Per Unit..........................        $25.00              $1.125               $23.875
----------------------------------------------------------------------------------------------------
Total(3)..........................     $100,000,000         $4,500,000           $95,500,000
====================================================================================================

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $200,000 payable by the Company.

(3) The Company has granted the Underwriter an option to purchase up to an additional 600,000 Units to cover over-allotments. If all such Units are purchased in the Offering, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $115,000,000, $5,175,000 and $109,825,000, respectively. See "Underwriting."

     The Units are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It
is expected that delivery of the Units will be made on or about December   ,
1996.
                             ---------------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                             ---------------------

          The date of this Prospectus Supplement is December   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with the Securities and Exchange Commission (the "Commission") covering the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus Supplement and the accompanying Prospectus omit certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     All documents that are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus but which are not delivered herewith are available without charge (other than exhibits to such documents which are not specifically incorporated by reference therein) upon request from Walden Residential Properties, Inc., One Lincoln Centre, 5400 LBJ Freeway, Suite 400, Dallas, Texas 75240.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus Supplement and the accompanying Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K").

          (b) Amendment No. 1 on Form 10-K/A to the Form 10-K.

          (c) Amendment No. 2 on Form 10-K/A to the Form 10-K.

          (d) The portions of the Proxy Statement for the Company's Annual Meeting of Stockholders held May 15, 1996 that have been incorporated by reference in the Form 10-K.

          (e) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          (f) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          (g) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

          (h) The Company's Current Report on Form 8-K dated April 23, 1996.

          (i) The Company's Current Report on Form 8-K dated August 21, 1996.

          (j) The Company's Current Report on Form 8-K dated October 1, 1996, as amended.

          (k) Description of the Common Stock contained in the Company's registration statement on Form 8-A filed November 19, 1993.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the

Securities shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and to be a part hereof from the date of filing such documents.

     Any statements contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained in this Prospectus Supplement and the accompanying Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and the accompanying Prospectus.

     The following is qualified in its entirety by the more detailed information appearing elsewhere in the accompanying Prospectus or incorporated herein by reference. This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                  THE COMPANY

     The Company is a self-administered, self-managed, fully integrated REIT focused on middle income multifamily properties located primarily in selected Southwestern and Southeastern markets. The Company, a Maryland corporation with headquarters in Dallas, Texas, was formed in September 1993 to continue and expand the multifamily property ownership, management, acquisition and marketing operations and related business objectives and strategies of The Walden Group, Inc. and its subsidiaries and affiliates (collectively, the "Walden Predecessors"). The Company currently owns and operates 67 multifamily properties (the "Properties") containing 20,413 apartment units. Approximately 89% of the apartment units are located in the Dallas/Fort Worth, Oklahoma City, Tampa, Jacksonville, Tulsa, Phoenix, Houston, San Antonio, Austin and Salt Lake City areas, with the remaining Properties primarily located in other areas in the Southwest and Southeast regions of the United States. The Properties had a weighted average occupancy rate of approximately 93.6% at December 9, 1996. Through WDN Management Company, a corporation formed by the Company to manage multifamily properties for third parties, the Company manages on a fee basis eight additional multifamily properties containing 2,298 apartment units.

     Upon completion of its initial public offering in February 1994 (the "IPO"), the Company purchased the multifamily operations of the Walden Predecessors, including 18 Properties containing 5,895 apartment units (of which a 299-unit property was sold in April 1995, a 384-unit property was sold in April 1996 and a 144-unit property was sold in September 1996), and concurrently purchased the two additional Properties containing 448 apartment units, one of which was owned by a third party and the other of which was principally owned by the Walden Predecessors. Since the consummation of the IPO, the Company has acquired 52 Properties (of which a 242-unit property was sold in December 1995 and a 304-unit property was sold in August 1996), containing an aggregate of 15,443 apartment units, for an aggregate purchase price of approximately $499.8 million. Management believes that these acquisitions are consistent with its core acquisition strategy of acquiring well located garden apartment properties at prices less than replacement costs, which serve middle income residents and can benefit from the Company's comprehensive management programs.

     The Company is operated under the direction of Don R. Daseke, Chairman of the Board and Chief Executive Officer of the Company, and a management team substantially all of whom were formerly employed by the Walden Predecessors. The Company's 19 senior executives have an average tenure with the Company and the Walden Predecessors of nine years and have an average of approximately 18 years experience in the multifamily properties business. The Company is fully integrated with operations that include multifamily property acquisitions, property redevelopment, property management, financing, leasing and asset management.

     The Company's executive offices are located at One Lincoln Centre, 5400 LBJ Freeway, Suite 400, Dallas, Texas 75240. The telephone number is (972) 788-0510. The Company was incorporated in Maryland on September 29, 1993 and the duration of its existence is perpetual.

                                  RISK FACTORS

     An investment in the Units involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus Supplement and the accompanying Prospectus before purchasing Units in the Offering.

DEPENDENCE ON TEXAS MARKET

     Forty of the Properties, containing 11,257 apartment units (55% of all apartment units comprising the Properties), are located in Texas with 26 of the Properties, containing 7,402 apartment units (36% of all apartment units comprising the Properties), being located in the Dallas/Fort Worth metropolitan area. The Company's performance is, therefore, largely dependent upon economic conditions in Texas generally and, specifically, in the Dallas/Fort Worth metropolitan area. An economic decline in the Texas markets may adversely affect the ability of the Company to make expected distributions to its stockholders.

BORROWING RISKS

     Debt Financing and Existing Debt Maturities. The Company is subject to risks normally associated with debt financing, including the risk that the Company's net cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties will not be able to be refinanced or the risk that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

     At September 30, 1996, the Company had outstanding approximately $287.3 million of mortgage indebtedness secured by substantially all of the Properties. As of September 30, 1996, the Company had approximately $112.0 million of principal that becomes payable during the remainder of 1996 through 1999. It may be necessary for the Company to refinance such debt either through additional debt financing secured by individual properties or groups of properties or by unsecured private or public debt offerings or repaid through additional equity offerings. In the event that the Company is unable to refinance this indebtedness on acceptable terms, the Company may be required to dispose of encumbered properties upon unfavorable terms, which may result in losses to the Company and may adversely affect its ability to make distributions to its stockholders. Further, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet scheduled mortgage payments, the mortgaged properties could be foreclosed upon by or otherwise transferred to the lender resulting in a loss of income and asset value to the Company.

     Risk of Rising Interest Rate. At September 30, 1996, the Company had outstanding variable-rate indebtedness aggregating approximately $86.9 million, including $35.8 million of outstanding borrowings under the Company's credit facility with the First National Bank of Boston (the "Credit Facility"). In addition, future indebtedness may bear interest at floating rates. Accordingly, if prevailing interest rates or other factors at the time of refinancing result in higher rates or if interest rates increase at the time the Company has variable-rate debt outstanding, the Company's interest expense would increase and the Company's ability to make distributions to its stockholders could be adversely affected.

ACQUISITION RISKS

     Since the consummation of the IPO, the Company has purchased 52 Properties (and sold five properties) and increased the number of apartment units it owns to 20,413, a net increase of approximately 222% from the 6,343 apartment units owned at such time. Acquisitions entail risks that (i) acquired properties may not perform in accordance with management's expectations, including projected occupancy and rental rates, (ii) the Company may have overpaid for acquisitions or (iii) the Company may have underestimated the cost of improvements required to bring an acquired property up to standards established for the market position intended for that property.

     The Company's ability to acquire additional properties is dependent upon its ability to obtain equity or debt financing. As of the date hereof based on the Company's existing unencumbered Properties, the Company has additional borrowing availability of approximately $45.6 million under the New Credit Facility

(as defined below). The issuance of additional shares of Common Stock or shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), to obtain financing for the acquisition of additional properties could result in a dilution of ownership for the existing stockholders. In addition, if cash flows generated from the investment of such net proceeds in properties or otherwise is less than the distribution payable to such new stockholders, distributions to all stockholders may be adversely affected. When the Company finances its operations with debt, the Company expects that its properties will generate cash flow adequate to service the indebtedness. However, if cash flow from the properties decreases or if any property owned by the Company requires significant unanticipated capital improvements, funds from operations would be adversely affected.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various Federal, state and local environmental laws, ordinances and regulations, an owner or operator of real estate may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws typically impose cleanup responsibility and liability without regard as to whether the owner knew of or was responsible for the presence of the contaminants. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

     Certain Federal, state and local laws, ordinances and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of building remodeling, renovations or demolition. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real estate for personal injuries associated with ACMs.

     Phase I environmental assessments, which have been performed on each of the Properties, revealed elevated lead content in the drinking water at three of the Properties and ACMs at 24 of the Properties (some of which is friable but in good and manageable condition). The consulting firm that conducted most of the Phase I studies has prepared an operations and maintenance program recommending procedures to be followed in dealing with the ACMs if they are moved or otherwise disturbed. The cost to the Company resulting from any future disturbance of the ACMs will depend upon the magnitude of the disturbance and the location of the ACMs. The consulting firm advised the Company that it is not required by Federal law to take any action to address the lead levels in the water; however, the Company is currently evaluating the most effective remedial action it can take. The Company anticipates any such remedial action will cost in the aggregate between $10,000 and $30,000.

     Except as otherwise described above, management of the Company believes that the Properties are in compliance in all material respects with all Federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of the Properties. Management does not believe that the matters described above, or compliance with applicable environmental laws or regulations, will have a material adverse effect on the Company or its financial condition, results of operations and cash flows.

REAL ESTATE INVESTMENT CONSIDERATIONS

     Effect of Economic and Real Estate Conditions. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the income generated and expenses incurred. If the Company's properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected.

     Market Illiquidity. Real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended (the "Code"), relating to REITs limit the Company's ability to sell properties held for fewer than four years, which provisions may affect the Company's ability to sell properties without adversely affecting returns to its stockholders.

     Operating Risks. The Company's properties are subject to all operating risks common to multifamily properties in general, any or all of which might adversely affect occupancy or rental rates. Increases in unemployment in markets in which the Company's properties are located may adversely affect occupancy and/or rental rates. In addition, increases in operating costs due to inflation and other factors may not necessarily be offset by increased rents. The Company is also exposed to the inability or unwillingness of residents to pay rent increases and future enactment of rent control laws or other laws regulating multifamily properties. The local rental market may limit the extent to which rents may be increased to meet increased operating expenses, if any, without decreasing occupancy rates. If any of the above occurs, the Company's ability to make expected distributions to its stockholders could be adversely affected.

     Affordable Housing Restrictions. Fifteen of the Properties are subject to restrictions requiring that a specified percentage of the apartment units in such Properties be made available to persons with lower and moderate incomes (currently, 67% of the total number of apartment units in the 15 affected Properties and 17% of the total number of the Company's apartment units). In addition, state and local authorities in some cases impose certain restrictions on the amount of rent that can be charged.

UNINSURED LOSS

     The Company intends to carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the properties it owns, including the Properties, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from wars or earthquakes) that are not generally insured because they are either uninsurable or not commercially insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in the affected property, as well as the anticipated future revenues from such property, and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could adversely affect the Company. Management believes the Properties are currently adequately insured in accordance with industry standards.

COMPETITION

     There are numerous real estate companies, including those which operate in the markets in which the Properties are located, which compete with the Company in seeking apartment properties for acquisition and residents to occupy such properties. The Properties compete directly with other multifamily properties and single family homes that are available for rent in which the Properties are located. The Properties also compete with the new and existing home market for residents. In addition, competitors for acquisition projects may have greater resources than the Company.

CERTAIN ANTITAKEOVER PROVISIONS; OWNERSHIP LIMITS

     Certain provisions of the Company's Articles of Incorporation, as amended and restated (the "Articles"), discourage the acquisition of or the change in control of the Company, including the general limitation on the ownership either directly or indirectly of more than 9.0% of the shares of the Company's capital stock (other than by Mr. Daseke), the staggered terms of the Company's Board of Directors (the "Board of Directors") and the ability of the Board of Directors to issue shares of preferred stock.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. If the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for dividends to stockholders in computing its taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds from operations would be reduced for each of the years involved. In addition, dividends would no longer be required to be paid. To the extent that dividends to stockholders would have been paid in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax.

COST OF COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS

     Under the Americans and Disabilities Act of 1990 (the "ADA"), all places of public accommodations are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modification to the properties to be acquired by the Company, or may restrict certain further renovations thereof, with respect to access by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHA could result in the imposition of fines or an award of damages to private litigants. The Company has obtained structural reports from third-party consultants that indicate certain modifications to certain of the Properties will need to be made in order to bring such Properties into full compliance with the ADA. Management estimates that the costs of making these modifications will be approximately $15,000, which amount will be capitalized for financial reporting purposes.

     Additional legislation may impose additional financial obligations or restrictions on owners with respect to access by disabled persons. If required changes involve greater expenditures than the Company currently anticipates, or if the change must be made on a more accelerated basis than it anticipates, the Company's ability to make expected distributions to its stockholders could be adversely affected.

ABSENCE OF PRIOR PUBLIC MARKET FOR SECURITIES

     Prior to the Offering, there has been no public market for the Securities. Only the Senior Preferred Stock will be listed on the NYSE, and there can be no assurance that an active trading market will develop or be sustained in the Senior Preferred Stock or that investors in the Offering will be able to resell their shares of Senior Preferred Stock and Common Stock Warrants above the price paid for the Units.

                              RECENT DEVELOPMENTS

     Since September 30, 1996, the Company has acquired a 170-unit apartment property located in Dallas/Fort Worth, Texas for approximately $4.8 million and a 290-unit property located in Phoenix, Arizona for approximately $12.5 million. The acquisitions were funded by borrowings under the Credit Facility and the assumption of approximately $7.1 million in indebtedness on the Phoenix property. On October 31, 1996, the Company refinanced $14.4 million of existing fixed-rate debt on three Properties. The new mortgage loans total $15.5 million, bear interest at an average fixed rate per annum of 7.9% and mature in November 2003. The Company also has entered into contracts to acquire two additional apartment communities, with an aggregate of 1,202 units, in Tennessee and Texas, for approximately $54.0 million. The Company has completed its due diligence review of these properties and Company expects to acquire 994 of these units on December 16, 1996 and the remaining 208 units in January 1997. Because of certain closing conditions, there can be no assurance that these properties will ultimately be acquired.

     On December 4, 1996, the Company entered into a new credit facility (the "New Credit Facility") with The First National Bank of Boston. The New Credit Facility provides an unsecured borrowing capacity of up to $150 million, with borrowings outstanding under the New Credit Facility initially bearing interest at 1.5% over LIBOR. The New Credit Facility expires in February 1999.

     The Company has entered into an agreement with another underwriter to issue up to a maximum of $30 million of shares of Common Stock in a separate public offering anticipated to be concluded within the next couple of weeks.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Units offered hereby are estimated to be approximately $95.3 million ($109.6 million if the Underwriter's over-allotment option is exercised in full). The Company intends
to use (i) $     million of the net proceeds to fund the acquisition of
additional properties, and (ii) $     million of the net proceeds to repay
outstanding indebtedness under the New Credit Facility. Such indebtedness bears interest at approximately 7.1% per annum, matures in February 1999 and was incurred by the Company to pay a portion of the purchase price of certain property acquisitions. Pending application of the net proceeds of the Offering, the Company intends to invest such proceeds in interest-bearing accounts and short-term interest bearing securities.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock has been traded on the NYSE under the symbol "WDN" since the IPO. The following table sets forth the quarterly high and low sale prices per share reported on the NYSE, as well as the quarterly distributions declared per share.

                                                                                  DISTRIBUTIONS
                                                             HIGH        LOW        PER SHARE
                                                            -------    -------    -------------
    Year Ended December 31, 1994:
      1st Quarter (since February 2, 1994)................  $21.750    $19.125           --
      2nd Quarter.........................................   22.625     19.375        $.240(1)
      3rd Quarter.........................................   22.500     19.250         .425
      4th Quarter.........................................   20.375     16.250         .425
    Year Ended December 31, 1995:
      1st Quarter.........................................   20.500     17.875         .455
      2nd Quarter.........................................   19.875     18.000         .455
      3rd Quarter.........................................   19.500     18.125         .455
      4th Quarter.........................................   21.000     17.375         .455
    Year Ended December 31, 1996:
      1st Quarter.........................................   22.125     20.000         .465
      2nd Quarter.........................................   21.875     20.250         .465
      3rd Quarter.........................................   21.875     19.750         .465
      4th Quarter (through December 9, 1996)..............   24.375     20.875         .465(2)

---------------

(1) On June 2, 1994, the Company paid a distribution of $.24 per share of Common Stock, representing a pro rata distribution for the period from February 9, 1994 through March 31, 1994, based on a $.425 quarterly distribution.

(2) On December 4, 1996, the Company paid a distribution of $.465 per share of Common Stock to stockholders of record on November 18, 1996.

     As of November 30, 1996, the Company had 1,169 record holders of Common Stock.

     The Company intends to continue to pay regular quarterly distributions to its stockholders. The Company reviews its distribution on a quarterly basis in light of actual results of operations and other factors. Distributions by the Company are determined by the Board of Directors and will depend on a number of factors, including the amount of funds from operations, the financial condition of its properties, any decision by the Board of Directors to reinvest cash available for distribution rather than to distribute such funds, capital requirements of the Company, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant.

                           DESCRIPTION OF SECURITIES

UNITS

     The Company is offering 4,000,000 Units pursuant to this Prospectus Supplement, each Unit consisting of one share of Senior Preferred Stock and a Common Stock Warrant. The shares of Senior Preferred Stock and Common Stock Warrants may be separately traded at any time following completion of the Offering. Each Common Stock Warrant entitles the holder thereof to purchase
one-third of a share of Common Stock at an exercise price of $          per
share for the period commencing February   , 1997 and ending December 31, 2001.

PREFERRED STOCK

     DIVIDENDS. Subject to the preferential rights of any other series of Preferred Stock ranking senior as to dividends to the Senior Preferred Stock and to the Articles regarding Excess Stock (as defined in the Articles), holders of shares of the Senior Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per
share of Senior Preferred Stock equal to $            .

     Dividends with respect to the Senior Preferred Stock will be cumulative and will be payable quarterly in arrears in March, June, September and December (on the same dates as dividends on shares of Common Stock), beginning with the dividend payment for March 1997 (each, a "Preferred Dividend Payment Date"). Any dividend payable on the Senior Preferred Stock for any partial dividend period after the initial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Senior Preferred Stock for each full dividend period will be computed by dividing the annual dividend rate by four. The initial dividend payable on the Senior Preferred Stock in March 1997 will accrue from the date of issuance of the Senior Preferred Stock up to but excluding the initial Preferred Dividend Payment Date. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which will be the first day of the calendar month in which the applicable Preferred Dividend Payment Date falls or such other date designated by the Board of Directors for the payment of dividends that is no more than thirty (30) nor less than ten (10) days prior to such Preferred Dividend Payment Date (each, a "Preferred Dividend Record Date").

     No dividends on shares of Senior Preferred Stock will be declared by the Board of Directors or paid or set apart for payment by the Company at such time as, and to the extent that, the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, or any provisions of the Articles relating to any series of Preferred Stock ranking senior to the Senior Preferred Stock as to dividends, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment will be prohibited by law. Notwithstanding the foregoing, dividends on the Senior Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Holders of the Senior Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

     If any shares of Senior Preferred Stock are outstanding, no full dividends will be declared or paid or set apart for payment on the capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Senior Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Senior Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of the Senior Preferred Stock and the shares of any series of Preferred Stock ranking on a parity as to dividends with the Senior Preferred Stock, all dividends declared upon shares of Senior Preferred Stock and any series of Preferred Stock ranking on a parity as to dividends with the Senior Preferred Stock will be declared pro rata so that the amount of dividends declared per share on the Senior Preferred Stock and such other series of Preferred Stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Senior Preferred Stock and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on Senior Preferred Stock which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Senior Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than distributions payable in Common Stock or other capital stock ranking junior to the Senior Preferred Stock as to dividends and upon liquidation, dissolution or winding up of the Company) will be declared or paid or set aside for payment, and no other distribution will be declared or made, upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Senior Preferred Stock as to dividends, nor will any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Senior Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Senior Preferred Stock as to dividends and upon liquidation, dissolution and winding up of the Company).

     Any dividend payment made on shares of Senior Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such Senior Preferred Stock which remains payable.

     LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Senior Preferred Stock, the holders of shares of Senior Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid dividends thereon (whether or not earned or declared) to the date of payment (the "Preferred Liquidation Preference Amount"), before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Senior Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Senior Preferred Stock will have no right or claim to any of the remaining assets of the Company.

     In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Company, the legally available assets of the Company are insufficient to pay the Preferred Liquidation Preference Amount on all outstanding shares of Senior Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Senior Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Senior Preferred Stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions have been made in full to all holders of shares of Senior Preferred Stock, the remaining assets of the Company will be distributed among the holders of any other classes or series of capital stock ranking junior to the Senior Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares.

     The consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, will not be deemed to constitute a liquidation, dissolution or winding up of the Company for these purposes.

     REDEMPTION. The Senior Preferred Stock will not be redeemable prior to
            , 2006, except under certain limited circumstances to preserve the Company's status as a REIT. See "Restrictions on Transfer." On and after
            , 2006, the Company, at its option (to the extent the Company has funds legally available therefor) upon not less than 30 nor more than 60 days' written notice, may redeem shares of Senior Preferred Stock, in whole or in part, at any time or from time to time, for cash at the redemption price per share of $25.00, plus all accrued and unpaid dividends, if any, thereon (whether or not earned or declared) to the date fixed for redemption.

     Notwithstanding the foregoing, unless full cumulative dividends on all shares of Senior Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Senior Preferred Stock will be redeemed unless all outstanding shares of Senior Preferred Stock are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of shares of the Senior Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Senior Preferred Stock, and unless full cumulative dividends on all outstanding shares of Senior Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Company will not purchase or otherwise acquire directly or indirectly through a subsidiary or otherwise, any shares of Senior Preferred Stock (except by conversion into or exchange for capital stock of the Company ranking junior to the Senior Preferred Stock as to dividends and upon liquidation, dissolution and winding up).

     If fewer than all of the outstanding shares of Senior Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (as nearly as may be practicable without creating fractional shares of Senior Preferred Stock) or any other equitable method determined by the Company.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption data. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of Senior Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceeding for the redemption of any shares of Senior Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Senior Preferred Stock to be redeemed; (iv) the place or places where the Senior Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) that any conversion rights will terminate at the close of business on the third business day immediately preceding the redemption date. If fewer than all the shares of Senior Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares of Senior Preferred Stock to be redeemed from such holder. If notice of redemption of any shares of Senior Preferred Stock has been properly given and if funds necessary for such redemption have been irrevocably set aside by the Company in trust for the benefit of the holders of any of the shares of Senior Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Senior Preferred Stock, such shares of Senior Preferred Stock will no longer be deemed to be outstanding and all rights of the holders of such shares will terminate except for the right to receive the applicable redemption price and other amounts payable in respect of such shares.

     The holders of Senior Preferred Stock at the close of business on a Preferred Dividend Record Date will be entitled to receive the dividend payable with respect to such Senior Preferred Stock on the corresponding Preferred Dividend Payment Date notwithstanding the redemption thereof between such Preferred Dividend Record Date and the corresponding Preferred Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Senior Preferred Stock called for redemption.

     The Senior Preferred Stock has no stated maturity and will not be subject to any sinking fund.

     VOTING RIGHTS. Holders of the Senior Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law. Subject to the provisions in the Articles regarding

Excess Stock, in any matter in which the Senior Preferred Stock may vote, including any action by written consent, each share of Senior Preferred Stock will be entitled to one vote. The holders of each share of Senior Preferred Stock may separately designate a proxy for the vote to which that share of Senior Preferred Stock is entitled.

     Whenever dividends on any shares of Senior Preferred Stock have been in arrears for six or more quarterly periods (regardless of whether such periods are consecutive), the holders of such shares of Senior Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which rights to vote on such matter with the Senior Preferred Stock have been conferred and are then exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the Senior Preferred Stock and such other Preferred Stock, if any (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders), or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Senior Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such event, the entire Board of Directors will be increased by two directors. Each of such two directors will be elected to serve until the earlier of (i) the election and qualification of such director's successor or (ii) payment of the dividend arrearage for the Senior Preferred Stock.

     So long as any shares of Senior Preferred Stock remain outstanding, the Company will not (i) without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Senior Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) without the affirmative vote or consent of the holders of at least two-thirds of the shares of Senior Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), amend, alter or repeal the provisions of the Articles, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Senior Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock, or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of Preferred Stock or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Senior Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of Senior Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

     RANK. The Senior Preferred Stock will, with respect to dividend rights and distributions upon liquidation, dissolution, and winding up of the Company, rank
(i) senior to the Common Stock, all other outstanding shares of capital stock of the Company of all classes and series (including the Company's 9.16% Series A Convertible Redeemable Preferred Stock and 9.16% Series B Convertible Redeemable Preferred Stock), all classes of Excess Stock (other than Excess Preferred Stock, as to which the Senior Preferred Stock is senior only as to dividends) and shares of all other series of capital stock issued by the Company other than any series of capital stock the terms of which specifically provide that the capital stock of such series rank senior to or on a parity with such Senior Preferred Stock with respect to dividend rights or distributions upon liquidation, dissolution or winding up of the Company; (ii) on a parity with the Excess Preferred Stock upon liquidation, dissolution and winding up and the shares of all other capital stock issued by the Company the terms of which specifically provide that the shares rank on a parity with the Senior Preferred Stock with respect to dividends and distributions upon liquidation, dissolution or winding up of the Company or make no specific provision as to their ranking; and (iii) junior to all other capital stock issued by the Company the terms of which specifically provide that the shares rank senior to the Senior Preferred Stock with respect to dividends and distributions upon liquidation, dissolution or winding up of the Company (the issuance of which must have been approved by a vote of at least a majority of the outstanding shares of Senior Preferred Stock).

     RESTRICTIONS ON TRANSFER. The shares of Senior Preferred Stock are generally transferable. The Articles, however, contain certain restrictions on the number of shares of Stock, defined to include all classes of capital stock that the Company shall have authority to issue, including the Senior Preferred Stock, other series of Preferred Stock and the Common Stock, that stockholders may own. For the Company to qualify as a REIT under the Code, shares of Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Further, not more than 50% of the value of the issued and outstanding shares of Stock (including the Senior Preferred Stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include, except in limited circumstances, certain entities such as qualified private pension plans) during the last half of a taxable year or during a proportionate part of a shorter taxable year.

     Since the Board of Directors believes it is essential for the Company to maintain its status as a REIT under the Code, the Articles provide that no person, except Mr. Don R. Daseke, Chairman of the Board of Directors and Chief Executive Officer of the Company, may own or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate value of all outstanding shares of Stock (including the Senior Preferred Stock); provided, however, that Mr. Daseke may not own, directly or indirectly, more than 13.0% of the aggregate value of all outstanding shares of Stock (the "Existing Holder Limit"). The Board of Directors, upon receipt of evidence and assurances satisfactory to the Board of Directors, may also exempt a proposed transferee from the Ownership Limit or Existing Holder Limit. In connection therewith, the Board of Directors may require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any acquisition or transfer of shares of Stock that would: (i) result in the shares of Stock being owned by fewer than 100 persons or (ii) result in the Company being "closely-held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of Stock (including the Senior Preferred Stock). The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT and the Articles are amended accordingly.

     Any purported transfer of shares of Stock (including the Senior Preferred Stock) that would result in a person owning shares of Stock in excess of the Ownership Limit or Existing Holder Limit will result in the shares subject to such purported transfer being automatically exchanged for an equal number of shares of Excess Stock. Under the Articles, Excess Stock shall be deemed to have been transferred to the Company, as trustee of a separate trust (the "Trust"), for the exclusive benefit of the person or persons to whom the interest in the Trust can ultimately be transferred.

     Excess Stock is not transferable. The purported transferee of any shares of Stock (including the Senior Preferred Stock) that are exchanged for Excess Stock may designate a transferee of the interest in the Trust if the Excess Stock held in the Trust and represented by such Trust interest to be transferred would not be Excess Stock in the hands of the designated transferee at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid, the market price at the time of the original attempted transfer) at which point such Excess Stock will automatically be exchanged for the shares of Stock (including the Senior Preferred Stock) to which the Excess Stock is attributable. In addition, Excess Stock is subject to purchase by the Company at a purchase price equal to the lesser of: (i) the price paid for the shares of Stock (including the Senior Preferred Stock) by the intended transferee (or, if no consideration was paid, the market price of the shares of Stock (including the Senior Preferred Stock) the attempted transfer of which resulted in Excess Stock, measured on the date of the transfer); or (ii) the market price of the shares of Stock (including the Senior Preferred Stock) the attempted transfer of which resulted in Excess Stock measured on the date on which the Company elects to purchase the Excess Stock. "Market Price" means the average daily per share closing sales price of a share of Stock (including the Senior Preferred Stock) if shares of Stock (including the Senior Preferred Stock) are listed on a national securities exchange or quoted on Nasdaq National Market or if not then traded on any exchange or quotation system, the mean between the average per share closing bid prices and the average per share closing bid prices and the average per share closing asked prices, in each case, during the 30 calendar day period ending on the business day prior to the redemption date, or if there have been no sales on a national securities exchange or Nasdaq National Market and no published bid and asked quotations with respect to shares of such stock during such 30 calendar day period, then the market price of the shares of Stock (including the Senior Preferred Stock) on the relevant date shall be as determined in good faith by the Board of Directors.

     From and after the intended transfer to the purported transferee of the Excess Stock, the purported transferee shall cease to be entitled to distributions (except upon liquidation), voting rights and other benefits with respect to the Excess Stock except the right to payment of the purchase price for the shares of Stock (including the Senior Preferred Stock). Any dividend or distribution paid to a purported transferee on Excess Stock prior to the discovery by the Company that the shares have been transferred in violation of the Articles shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company. All certificates representing shares of Stock (including the Senior Preferred Stock) will bear a legend referring to the restrictions described above.

     In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing, all information regarding the direct and indirect beneficial ownership of shares of Stock (including the Senior Preferred Stock) as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Stock (including the Senior Preferred Stock) might receive a premium for their shares over the then-prevailing market price or which these holders might believe to be otherwise in their best interest.

     GENERAL. The transfer agent and registrar for the Senior Preferred Stock is The First National Bank of Boston.

     The Senior Preferred Stock will be, when issued, duly authorized, fully paid and nonassessable and will have no preemptive rights.

COMMON STOCK WARRANTS

     GENERAL. The Company will issue, together with the shares of Senior Preferred Stock, Common Stock Warrants, each of which will entitle the holder thereof to acquire one-third of a share of Common Stock at an exercise price of
$          per share, during the period commencing on February   , 1997 and
ending on December 31, 2001. The Common Stock Warrants will be issued under a warrant agreement (each, a "Warrant Agreement") to be entered into between the
Company                     , the Company's warrant agent (the "Warrant Agent").
The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following summary of certain provisions of the Warrant Agreement and the Common Stock Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Warrant Agreement and the Common Stock Warrant certificates filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement is a part.

     Common Stock Warrant certificates may be exchanged for new Common Stock Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Warrant Agent. Prior to the exercise of any Common Stock Warrants to purchase shares of Common Stock, holders of such Common Stock Warrants will not have any rights of holders of Common Stock, including the right to receive payments of dividends, if any, on such Common Stock, or to exercise any applicable right to vote.

     Upon the occurrence of a Repurchase Event (as defined below), the Company or its successor by merger or consolidation will be required, upon the expiration of the time periods discussed below, to offer to repurchase the Warrants. This feature of the Warrants, which may have the effect of increasing the cost of purchasing the Company to any acquiror (including any acquiror in a hostile merger), is being instituted by the Company in an attempt to treat holders of the Warrants fairly in a situation where the consideration in a merger is not all cash. See "-- Certain Terms -- Repurchase."

     EXERCISE OF COMMON STOCK WARRANTS. Each Common Stock Warrant will entitle the holder thereof to purchase one-third of a share of Common Stock at an
exercise price of $          per share. After the close of business on December
31, 2001, unexercised Common Stock Warrants will become void.

     Common Stock Warrants may be exercised by delivering to the Warrant Agent of the amount required to purchase the shares of Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Common Stock Warrant certificate. Common Stock Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days thereafter of the Common Stock Warrant certificate evidencing such Common Stock Warrant. Upon receipt of such payment and the Common Stock Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent, the Company will, as soon as practicable, issue and deliver the shares of Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Common Stock Warrants represented by such Common Stock Warrant certificate are exercised, a new Common Stock Warrant certificate will be issued for the remaining amount of Common Stock Warrants.

     AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT. The Warrant Agreement may be amended or supplemented by agreement between the Company and the Warrant Agent without the consent of the holders of the Common Stock Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Common Stock Warrants and that do not adversely affect the interests of the holders of the Common Stock Warrants.

     ADJUSTMENTS. The exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in shares of capital stock and stock splits, combinations or reclassification of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding Ordinary Cash Dividends (as defined below) or dividends payable in shares of Common Stock) or of subscription rights and warrants (excluding those referred to above). "Ordinary Cash Dividends" are dividends or other distributions to holders of Common Stock in an amount not exceeding the accumulated Funds from Operations of the Company since its formation. "Funds from Operations of the Company" shall mean net income (loss) computed in accordance with generally accepted accounting principles consistently applied, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and other non-cash items.

     No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of shares of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services. No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings.

     CERTAIN DEFINITIONS. The Warrant Agreement contains, among others, the following definitions:

     A "Repurchase Event" is defined to occur on any date when the Company (i) consolidates or merges into or with another person (but only where the holders of Common Stock receive consideration in exchange for all or part of such Common Stock other than common stock in the surviving person) if the Common Stock (or other securities) thereafter issuable upon exercise of the Common Stock Warrants is not registered under the Exchange Act or (ii) sells all or substantially all of its assets to another person if the Common Stock (or other securities) thereafter issuable upon exercise of the Common Stock Warrants is not registered under the Exchange Act, provided that in each case a "Repurchase Event" will not be deemed to have occurred if the consideration for the Common Stock in such transaction consists solely of cash.

     A "Financial Expert" is one of the entities listed in Appendix A to the Warrant Agreement, all of which are nationally recognized investment banking firms.

     An "Independent Financial Expert" is a Financial Expert that does not (and whose directors, executive officers and 5% stockholders do not) have a direct or indirect financial interest in the Company or any of its subsidiaries, that has not been for at least five years, and, at the time that it is called upon to give independent financial advice to the Company, is not (and none of its directors, executive officers of 5% stockholders has been or is), a promoter, director or officer of the Company or any of its subsidiaries.

  CERTAIN TERMS.

     Repurchase. Following the occurrence of a Repurchase Event, the Company must make an offer to repurchase for cash all outstanding Common Stock Warrants (a "Repurchase Offer"). The holders of the Common Stock Warrants may, until 5:00 p.m., New York City time, on the date specified by the Company that is at least 30 but not more than 60 calendar days following the date on which the Company gives notice of such Repurchase Offer to such holders (the "Final Surrender Time"), surrender all or part of their Common Stock Warrants for repurchase by the Company. Except as otherwise provided in the Warrant Agreement, Common Stock Warrants received by the Warrant Agent in proper form for purchase during a Repurchase Offer prior to the Final Surrender Time are to be repurchased by the Company for cash at a price (the "Repurchase Price") equal to the value (the "Relevant Value") on the Valuation Date relating thereto of the Common Stock or other securities issuable upon exercise of the Common Stock Warrants had the Common Stock Warrants been exercised, less the Exercise Price therefor. The Relevant Value of the Common Stock and other securities on any Valuation Date shall be (i) if the Common Stock or other securities are registered under the Exchange Act, deemed to be the average of the closing sales prices, on the stock exchange or quotation system that is the primary trading market for the Common Stock (or other securities), of the Common Stock (or other securities) for the 20 consecutive trading days immediately preceding such Valuation Date or, if the Common Stock or other securities have been registered under the Exchange Act for fewer than 20 consecutive trading days before such date, then the average of the closing sales prices for all of the trading days before such date for which closing sales prices are available or (ii) if the Common Stock or other securities are not registered under the Exchange Act or if the value cannot be computed under clause (i) above, the value determined (without giving effect to any discount for lack of liquidity, the fact that the Company has no class of equity security registered under the Exchange Act, or the fact that the Common Stock (or other securities) issuable upon exercise of the Common Stock Warrants represent a minority interest in the Company) by an Independent Financial Expert.

     If clause (ii) of the preceding paragraph is applicable, the Board of Directors is required to select an Independent Financial Expert not more than five business days following any Repurchase Event. Within two calendar days after its selection of the Independent Financial Expert, the Company must deliver to the Warrant Agent a notice setting forth the name of such Independent Financial Expert. The Company must also cause the Independent Financial Expert to deliver to the Company, with a copy to the Warrant Agent, a value report (the "Value Report") which states the Relevant Value of the Common Stock (or other securities, if any) being valued as of the Valuation Date and contains a brief statement as to the nature and scope of the examination or investigation upon which the determination was made. The Warrant Agent will have no duty with respect to the Value Report of any Independent Financial Expert, except to keep it on file available for inspection by the holders of the Common Stock Warrants. The determination of the Independent Financial Expert as to Relevant Value in accordance with the provisions of the Warrant Agreement shall be conclusive on all persons.

     The requirement that the Company make a Repurchase Offer will, unless consents are obtained, require the Company to repay all indebtedness, including indebtedness under the Credit Facility, then outstanding which by its terms would prohibit such Repurchase Offer. There can be no assurance that the Company will have sufficient funds available at the time of any Repurchase Event to repurchase the Common Stock Warrants and any such indebtedness, as well as to repurchase any other securities of the Company that by their terms require the Company to repurchase such securities upon the occurrence of such an event.

     Holders of Common Stock Warrants will be able to exercise their Common Stock Warrants only if a registration statement relating to the Common Stock underlying the Common Stock Warrants is then effective and available, or the exercise of such Common Stock Warrants is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which such holders reside. The Company is required to use its best efforts to cause to maintain the effectiveness of the Registration Statement of which this Prospectus Supplement is a part until the earlier of (i) February 1, 2002 and
(ii) the date all Common Stock Warrants have been exercised. See
"-- Registration Requirements."

     Mergers, Consolidations, etc. Except as provided below, in the event that the Company consolidates or merges with or into, or sells all or substantially all of its property and assets to, another person, each Common Stock Warrant thereafter shall entitle the holder thereof to receive upon exercise thereof the number of shares of capital stock or other securities or property which the holder of a share of Common Stock is entitled to receive upon completion of such consolidation, merger or sale of assets. If the Company merges, consolidates or sells all or substantially all of its property and assets to another person and, in connection therewith, consideration to the holders of Common Stock in exchange for their shares is payable solely in cash, or in the event of the dissolution, liquidation or winding-up of the Company, then the holders of the Common Stock Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock (or other securities) issuable upon exercise of the Common Stock Warrants, as if the Common Stock Warrants had been exercised immediately prior to such event (or the record date therefor), less the Exercise Price. Upon receipt by the holders of such payment, if any, the Common Stock Warrants will expire and the rights of holders thereof with respect to the Common Stock Warrants will cease. If the Company has made, or is required to make, a Repurchase Offer, and such Repurchase Offer has not expired at the time of such transaction, the holders of the Common Stock Warrants will be entitled to receive the higher of (i) the amount payable to the holders of the Common Stock Warrants as described above and (ii) the Repurchase Price payable to the holders of the Common Stock Warrants pursuant to such Repurchase Offer. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of the Company, the Company must deposit with the Warrant Agent the funds, if any, necessary to pay to the holders of the Common Stock Warrants. After such funds and the surrendered Warrant Certificates are received, the Warrant Agent must make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person or persons as it may be directed in writing by the holders surrendering such Common Stock Warrants.

     Reports. Whether or not required by the rules and regulations of the Commission, so long as any of the Common Stock Warrants remains outstanding, the Company shall cause copies of the reports required to be filed under Section 13(a), 13(c) or 15(d) of the Exchange Act to be filed with the Warrant Agent and mailed to the holders at their addresses appearing in the register of Common Stock Warrants maintained by the Warrant Agent.

     Registration Requirements. The Company is required, under the terms of the Warrant Agreement, to use its best efforts to maintain the effectiveness of the Registration Statement of which this Prospectus Supplement is a part until the earlier of (i) February 1, 2002 and (ii) the date all Common Stock Warrants have been exercised. During any consecutive 365-day period while the Common Stock Warrants are exercisable, the Company will have the ability to suspend the availability of such registration statement for up to two 30-consecutive-day periods (except for the 30-consecutive-day period immediately prior to the expiration of the Common Stock Warrants) if the Board of Directors determines in good faith that there is a valid purpose for the suspension and provides notice of such determination to the holders at their addresses appearing in the register of Common Stock Warrants maintained by the Warrant Agent. Holders of Common Stock Warrants will not be named as selling security holders in such Registration Statement.

                       TAXATION OF HOLDERS OF SECURITIES

     The following is a summary of the material Federal income tax considerations affecting holders of Senior Preferred Stock and Common Stock Warrants. This discussion is directed principally at investors who are United States citizens or residents or domestic corporations, and does not address in all material respects considerations that might adversely affect the treatment of investors who are subject to special treatment under the tax laws (such as insurance companies, cooperatives, financial institutions, broker-dealers, tax exempt organizations or foreign investors). The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury regulations, existing court decisions and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service ("IRS") concerning any of the matters discussed in this section. Because the following represents only a summary, it is qualified in its entirety by the applicable provisions of the Code, and regulations, court decisions and IRS rulings and other IRS pronouncements.

     Each prospective purchaser of shares of Senior Preferred Stock and Common Stock Warrants is advised to consult his or her own tax advisor about the Federal, state, local, foreign and other tax consequences of buying, holding and selling shares of Senior Preferred Stock and Common Stock Warrants.

BASIS

     The basis each share of Senior Preferred Stock and each Common Stock Warrant comprising a Unit will be determined by allocating the purchase price for the Unit between the share of Senior Preferred Stock and the Common Stock Warrant based on their respective fair market values at the time of purchase.

HOLDING PERIODS

     The holding period for each share of Senior Preferred Stock and each Common Stock Warrant shall commence on the day after the acquisition date of the Unit. If a Common Stock Warrant is exercised, the holding period of the share of Common Stock acquired shall commence on the date after the acquisition date of such share.

TAXABLE DISTRIBUTIONS

     Distributions made to the holders of Senior Preferred Stock out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such holders as ordinary income and will not be eligible for the dividends received deduction for shareholders that are corporations. For purposes of determining whether distributions on the Senior Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Senior Preferred Stock and second to the Common Stock. Distributions not designated as capital gain dividends which exceed the Company's earnings and profits will not be taxable to the extent of the basis in such holder's Senior Preferred Stock (which basis will be reduced by the amount of such distributions), and will be taxable capital gain to the extent such distributions exceed such basis. Dividends that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held the Senior Preferred Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. If any portion (the "Capital Gain Amount") of the Company's distributions are designated by the Company as capital gain dividends, then the portion of the Capital Gain Amount for the year so designated that will be allocable to the holders of Senior Preferred Stock will be the Capital Gain Amount multiplied by a fraction, the numerator of which will be the total dividends paid or made available to the holders of the Senior Preferred Stock for the year and the denominator of which will be the total dividends paid by the Company.

REDEMPTION OF PREFERRED STOCK

     A redemption of shares of Senior Preferred Stock will be treated, under
Section 302 of the Code, as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in
Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, shares of Stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of Stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of
Section 302(b) of the Code will be satisfied with respect to any particular holder of Senior Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Senior Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of shares of Senior Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of Senior Preferred Stock for tax purposes will be transferred to the holder's remaining shares of Stock, if any. If the holder owns no other shares of Stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

     If a redemption of shares of Senior Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits) and (ii) the holder's adjusted basis in the shares of Senior Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of Senior Preferred Stock have been held as a capital asset and will be long-term gain or loss if such shares have been held for more than one year.

REDEMPTION PREMIUM

     Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of a share of Senior Preferred Stock exceeds its issue price by more than a reasonable redemption premium, the amount of such excess may be deemed to be a constructive distribution (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) taxable to the holder ratably over the period during which the Senior Preferred Stock cannot be redeemed.

     A redemption premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption of redeemable preferred stock and if such premium does not exceed the amount which the issuer would be required to pay for such redemption right under market conditions existing at the time of issuance of the stock. Applicable Treasury Regulations currently provide that a redemption premium not exceeding 10% of the issue price of preferred stock which is not redeemable for five years from the date of issue will be considered reasonable. The Revenue Reconciliation Act of 1990 substituted a 0.25% per annum de minimis rule for the 10% "safe harbor" set forth in the Treasury Regulations, where (unlike the Senior Preferred Stock) the issuer is required to redeem the stock at a specified time or the holder has the right to require redemption of the stock.

     The amount, if any, of the redemption premium for the Senior Preferred Stock will depend upon the portion of the purchase price for a Unit allocable to the Senior Preferred Stock. See the discussion under the heading "Basis" above. Although the potential redemption premium on the Senior Preferred Stock may not fall within the 10% "safe harbor" guidelines, the Company believes that any redemption premium on the Senior Preferred Stock will be considered a reasonable redemption premium. There can be no assurance, however, that the IRS will regard the redemption premiums on the Senior Preferred Stock as reasonable. If the Senior Preferred Stock were deemed to have an unreasonable redemption premium, holders would be required to accrue into income the premium over the period of time during which the Senior Preferred Stock cannot be called for redemption.

EXERCISE OF COMMON STOCK WARRANTS

     A holder of a Common Stock Warrant will not recognize gain or loss on the exercise thereof. The holder will take a basis in shares of Common Stock received upon exercise of a Common Stock Warrant equal to the basis of the Common Stock Warrant plus the amount paid to exercise the Common Stock Warrant.

                                  UNDERWRITING

     Subject to the terms and conditions contained in a purchase agreement between Friedman, Billings, Ramsey & Co., Inc. (the "Underwriter") and the Company (the "Purchase Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 4,000,000 Units at the price set forth on the cover page of this Prospectus Supplement.

     The Purchase Agreement provides that the Underwriter's obligation to purchase the Units is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligations is such that it is committed to purchase all of the Units if any are purchased.

     The Company also has granted an option to the Underwriter, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 600,000 additional Units at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount.

     The Underwriter has advised the Company that it proposes initially to offer the Units to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the initial public offering, the public offering price of the Units may change and the Senior Preferred Stock and Common Stock Warrants may be offered for sale to the public separately at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

     Application has been made to list the Senior Preferred Stock and the Common Stock issuable upon exercise of the Common Stock Warrants on the NYSE. The Company does not plan to apply for listing of the Common Stock Warrants. While the Underwriter has advised the Company that it intends to make a market in the Common Stock Warrants, it is under no obligation to do so and no assurance can be given that a market for the Common Stock Warrants will develop.

     Brokers, dealers, agents and underwriters that participate in the distribution of the Units offered hereby, or the shares of Senior Preferred Stock or Common Stock Warrants underlying the Units, may be deemed to be underwriters under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Units offered hereby, or the underlying Senior Preferred Stock or Common Stock Warrants, will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

     The Company has agreed not to register for sale, sell, contract to sell or otherwise dispose of any shares of preferred stock for a period of 180 days after the date of this Prospectus Supplement without the prior written consent of the Underwriter. The Company has also agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act or to contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter has from time to time provided investment banking and financial advisory services to the Company. The Underwriter acted as underwriter in connection with a public offering of the Company's convertible preferred stock in April 1996.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas. The validity of the Securities offered hereby will be passed upon for the Underwriter by Hogan & Hartson, L.L.P., Washington, D.C.

                                    EXPERTS

     The audited consolidated and combined financial statements for Walden Residential Properties, Inc. and Walden Predecessors, respectively, included in the Form 10-K referred to and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their reports appearing therein, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                      WALDEN RESIDENTIAL PROPERTIES, INC.

                                  $150,000,000

             COMMON STOCK, PREFERRED STOCK AND SECURITIES WARRANTS

                             ---------------------

     Walden Residential Properties, Inc. (the "Company") may from time to time offer and sell (i) shares of its common stock, par value $.01 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $.01 per share (the "Preferred Stock,"), and (iii) warrants to purchase shares of Common Stock (the "Common Stock Warrants") and warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants" and, together with the Common Stock Warrants, the "Securities Warrants"), with an aggregate public offering price not to exceed $150,000,000. The Common Stock, Preferred Stock and Securities Warrants (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in a supplement to this Prospectus (the "Prospectus Supplement").

     The terms of the Preferred Stock, including the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock, including the initial public offering price, will be set forth in the applicable Prospectus Supplement. The specific number of shares of Common Stock and issuance price per share thereof will be set forth in the applicable Prospectus Supplement. In the case of the Securities Warrants, the duration, offering price, exercise price and detachability thereof, if applicable will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company or to or through underwriters or dealers, or through a combination of the foregoing. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY
                 REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             ---------------------

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 1, 1996.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock and the Company's 9.16% Series B Convertible Redeemable Preferred Stock are listed on the New York Stock Exchange, Inc. (the "NYSE") and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company furnishes its stockholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K").

          (b) Amendment No. 1 on Form 10-K/A to the Form 10-K.

          (c) Amendment No. 2 on Form 10-K/A to the Form 10-K.

          (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

          (e) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

          (f) The Company's Current Report on Form 8-K dated April 23, 1996.

          (g) The Company's Current Report on Form 8-K dated August 21, 1996.

          (h) The Company's Current Report on Form 8-K dated October 1, 1996.

          (i) Description of the Common Stock contained in the Company's registration statement on Form 8-A filed November 19, 1993.

          (j) Description of the Company's 9.16% Series B Cumulative Redeemable Preferred Stock contained in the Company's registration statement on Form 8-A filed June 3, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Deborah B. Attner, Stockholder Relations, Walden Residential Properties, Inc., One Lincoln Centre, 5400 LBJ Freeway, Suite 400, Dallas, Texas 75240.

                                  THE COMPANY

     The Company is a self-administered, self-managed, fully integrated REIT focused on middle income multifamily properties located primarily in selected Southwestern and Southeastern markets. The Company, a Maryland corporation with headquarters in Dallas, Texas, was formed in September 1993 to continue and expand the multifamily property ownership, management, acquisition and marketing operations and related business objectives and strategies of The Walden Group, Inc. and its subsidiaries and affiliates (collectively, the "Walden Predecessors"). The Company currently owns and operates 66 multifamily properties (the "Properties") containing 20,123 apartment units. Approximately 89% of the apartment units are located in the Dallas/Fort Worth, Oklahoma City, Tampa, Jacksonville, Tulsa, Phoenix, Houston, San Antonio, Austin and Salt Lake City areas, with the remaining Properties primarily located in other areas in the Southwest and Southeast regions of the United States. The Properties had a weighted average occupancy rate of approximately 95.4% at September 30, 1996. Through WDN Management Company, a corporation formed by the Company to manage multifamily properties for third parties, the Company manages on a fee basis eight additional multifamily properties containing 2,298 apartment units.

     Upon completion of its initial public offering in February 1994, the Company purchased the multifamily operations of the Walden Predecessors, including 18 of the Properties containing 5,895 apartment units (of which a 299-unit property was sold in April 1995, a 384-unit property was sold in April 1996 and a 144-unit property was sold in September 1996), and concurrently purchased two additional Properties containing 448 apartment units, one of which was owned by a third party and the other of which was principally owned by the Walden Predecessors. Since the consummation of its initial public offering, the Company has acquired 51 of the Properties (of which a 242-unit property was sold in December 1995 and a 304-unit property was sold in August 1996), containing an aggregate of 15,153 apartment units, for an aggregate purchase price of approximately $487.3 million. Management believes that these acquisitions are consistent with its core acquisition strategy of acquiring well located garden apartment properties at prices less than replacement costs, which serve middle income residents and can benefit from the Company's comprehensive management programs.

     The Company is operated under the direction of Don R. Daseke, Chairman of the Board and Chief Executive Officer of the Company, and a management team substantially all of whom were formerly employed by the Walden Predecessors. The Company's 19 officers have an average tenure with the Company and the Walden Predecessors of nine years and have an average of approximately 18 years experience in the multifamily properties business. The Company is fully integrated with operations that include multifamily property acquisitions, property redevelopment, property management, financing and leasing and asset management.

     The Company's executive offices are located at One Lincoln Centre, 5400 LBJ Freeway, Suite 400, Dallas, Texas 75240. The telephone number is (972) 788-0510. The Company was incorporated in Maryland on September 29, 1993 and the duration of its existence is perpetual.

                              RECENT DEVELOPMENTS

     On August 27, 1996, the Company completed a public offering of 1,525,000 shares of Common Stock, resulting in net proceeds to the Company of approximately $29.8 million. On September 20, 1996, the Company sold an additional 155,250 shares of Common Stock in connection with the exercise of the underwriter's over-allotment option relating to such public offering, resulting in net proceeds to the Company of approximately $3.0 million. Since June 30, 1996, the Company has acquired eight apartment communities, containing an aggregate of 2,076 units, of which two are located in Jacksonville, Florida, four are located in the Dallas/Fort Worth area, one is located in Melbourne, Florida and one is located in Nashville, Tennessee. The aggregate acquisition cost for these properties was approximately $67.4 million which was funded from the Company's credit facility, the proceeds from the Company's recent public offering and funds held in escrow under a tax-free exchange. One of these properties was purchased for $9.1 million from an affiliate of the Company. All of such proceeds received from the sale were used to retire all liabilities of the property, and therefore, no proceeds from the sale of this property were retained by such affiliate. In August 1996, the

Company also sold the Christiwood Apartments, a 304-unit property located in Corpus Christi, Texas, for $9.2 million, and in September 1996 the Company sold the Chimney Trace Apartments, a 144-unit property located in Stone Mountain, Georgia, for $5.8 million.

     The Company has entered into contracts to acquire four additional apartment communities, with an aggregate of 860 units, in Texas and Arizona, for approximately $31.7 million, including the assumption of indebtedness existing on one of the properties in the amount of $7.2 million (the "Acquisition Properties"). The Company has completed its due diligence on one of the Acquisition Properties (consisting of 290 apartment units) and expects to acquire this property in November 1996. The Company anticipates the completion of its due diligence review and closing of two of the Acquisition Properties (with an aggregate of 362 units) in December 1996 and anticipates purchasing the final Acquisition Property in January 1997. Because of the ongoing due diligence review of certain of these Acquisition Properties, as well as other closing conditions, there can be no assurance that any of such Acquisition Properties will ultimately be acquired.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 1996 and its fiscal year ended December 31, 1995 and the year ended December 31, 1994 (which includes results of operations of the Walden Predecessors for the period of January 1, 1994 through February 8, 1994) and for the years ended December 31, 1993, 1992 and 1991 (which are based on the results of the Walden Predecessors) was 1.65x, 1.52x, 1.68x, .63x, .57x and .49x, respectively. The Company had no preferred dividend requirement in any of such years prior to 1995; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratio of earnings to fixed charges for such years. Earnings were calculated by adding certain fixed charges (consisting of interest on indebtedness and amortization and financing costs) to the Company's income before extraordinary items. The Company's earnings (in thousands) were inadequate to cover fixed charges by $45, $4,795, $5,209 and $6,352 for the period from January 1, 1994 to February 8, 1994 and the years ended December 31, 1993, 1992 and 1991, respectively, all of which were prior to the Company's initial public offering in February of 1994.

                                USE OF PROCEEDS

     Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquiring additional multifamily residential garden apartment properties or interests in entities owning multifamily residential garden apartment properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                          DESCRIPTION OF COMMON STOCK

     The summary of the terms of the Common Stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Articles of Incorporation, as amended and restated (the "Articles"), and the Company's Bylaws.

     The Articles authorize the Company to issue up to 50 million shares of Common Stock, 10 million shares of Preferred Stock and 60 million shares of excess stock, par value $.01 per share (the "Excess Stock"). At September 30, 1996, 15,753,781 shares of Common Stock were issued and outstanding, all of which are fully paid and nonassessable. Under the Maryland General Corporation Law (the "MGCL"), stockholders generally are not liable for the corporation's debts or obligations.

GENERAL

     All shares of Common Stock offered pursuant to a Prospectus Supplement will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of shares of the Preferred Stock, including the Series A Preferred Stock and the Series B Preferred Stock (as such terms are hereinafter defined), and any other shares or series of stock hereinafter designated by the Board of Directors of the Company (the "Board of Directors"), holders of shares of Common Stock are entitled to receive dividends on the stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for payment of, all known debts and liabilities of the Company. The Company has paid regular quarterly dividends to date and intends to continue paying regular quarterly dividends.

     Each outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     Shares of Common Stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

     Pursuant to the MGCL, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions unless approved by the holders of at least two-thirds of the shares of stock entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's charter. The Articles provide for the vote of the holders of a majority of the shares of stock outstanding and entitled to vote on the matter to approve any of such actions, except for amendments to the Articles relating to the number of directors and the classification of the Board of Directors which require approval of holders of at least two-thirds of the shares of stock entitled to vote on the matter.

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), shares of Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year) or during a proportionate part of a shorter taxable year. Further, not more than 50% of the value of the issued and outstanding shares of capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include, except in limited circumstances, certain entities such as qualified private pension plans) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year.

     Since the Board of Directors believes it is essential for the Company to maintain its status as a REIT under the Code, the Articles provide that no person, except Mr. Daseke, may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate value of all outstanding shares of capital stock of the Company. Mr. Daseke beneficially owns in the aggregate approximately 6.1% of the shares of Common Stock and may acquire additional shares of Common Stock; provided, however, that Mr. Daseke may not own, directly or indirectly, more than 13.0% of the aggregate value of all outstanding shares of capital stock of the Company (the "Existing Holder Limit"). The Board of Directors, upon receipt of evidence and assurances satisfactory to the Board of Directors, may also exempt a proposed transferee from the Ownership Limit or Existing Holder Limit. In connection therewith, the Board of Directors may require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any acquisition or transfer of shares of Common Stock that would: (i) result in the shares of Common Stock being owned by fewer than 100 persons or (ii) result in the Company being "closely-held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of Common Stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT and the Articles are amended accordingly.

     Any purported transfer of shares of capital stock that would result in a person owning shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will result in the shares subject to such purported transfer being automatically exchanged for an equal number of shares of Excess Stock. Under the Articles, Excess Stock shall be deemed to have been transferred to the Company as trustee of a separate trust (the "Trust") for the exclusive benefit of the person or persons to whom the interest in the Trust can ultimately be transferred.

     Excess Stock is not transferable. The purported transferee of any shares of capital stock that are exchanged for Excess Stock may designate a transferee of the interest in the Trust if the Excess Stock held in the Trust and represented by such Trust interest to be transferred would not be Excess Stock in the hands of the designated transferee at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid, the Market Price (as hereinafter defined) measured on the date of the original attempted transfer) at which point such Excess Stock will automatically be exchanged for the shares of Common Stock or Preferred Stock to which the Excess Stock is attributable. In addition, Excess Stock is subject to purchase by the Company at a purchase price equal to the lesser of: (i) the price paid for the shares of capital stock by the intended transferee (or, if no consideration was paid, the Market Price of the shares of capital stock the attempted transfer of which resulted in Excess Stock, measured on the date of the transfer); or (ii) the Market Price of the shares of capital stock the attempted transfer of which resulted in Excess Stock measured on the date on which the Company elects to purchase the Excess Stock. "Market Price" means the average daily per share closing sales price of a share of capital stock if such shares of capital stock are listed on a national securities exchange or quoted on Nasdaq National Market or if not then traded on any exchange or quotation system, the mean between the average per share closing bid prices and the average per share closing asked prices, in each case, during the 30 calendar day period ending on the business day prior to the measurement date, or if there have been no sales on a national securities exchange or the Nasdaq National Market and no published bid and asked quotations with respect to shares of such stock during such

30 calendar day period, then the market price of the shares of capital stock on the relevant date shall be as determined in good faith by the Board of Directors.

     From and after the intended transfer to the purported transferee of the shares of Excess Stock, the purported transferee shall cease to be entitled to distributions (except upon liquidation), voting rights and other benefits with respect to the Excess Stock except the right to payment of the purchase price for the applicable shares of underlying capital stock. Any dividend or distribution paid to a purported transferee on Excess Stock prior to the discovery by the Company that the shares have been transferred in violation of the Articles shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing all information regarding the direct and indirect beneficial ownership of shares of capital stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock might receive a premium for their shares over the then-prevailing market price or which these holders might believe to be otherwise in their best interest.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and the Board of Directors' resolution or resolutions relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

GENERAL

     Subject to limitations prescribed by the MGCL and the Articles, the Board of Directors is authorized to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares of Preferred Stock to be included in any such series and to fix for any such series the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Company is authorized to issue 10 million shares of Preferred Stock. At September 30, 1996, 78,700 shares of the Company's 9.16% Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") and 1,707,300 shares of the Company's 9.16% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") were outstanding. For purposes of the following description of the Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock will sometimes be collectively referred to as the "Outstanding Preferred Stock."

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions;
(vi) any conversion right; (vii) any listing of the Preferred Stock on any securities exchange; (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions not in conflict with the Articles or the MGCL; (ix) a discussion of Federal income tax considerations applicable to the Preferred Stock; (x) the relative ranking and preferences of the Preferred Stock as to dividends and rights upon liquidation; and (xi) any limitations on direct or beneficial ownership and restrictions on transfer. The Preferred Stock will, when issued for lawful consideration therefor, be fully paid and nonassessable and will have no preemptive rights.

     Unless otherwise indicated in a Prospectus Supplement relating thereto, The First Bank of Boston will be the transfer agent and registrar for shares of each series of Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

     Holders of each series of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as any series of Preferred Stock shall be outstanding, unless (i) full dividends (including, if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of Preferred Stock of such series and all other classes and series of Preferred Stock (other than Junior Stock, as hereinafter defined) and (ii) the repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any Common Stock or any other equity securities of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other equity securities being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund, for, any Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or equity securities of the Company, other than shares of Junior Stock which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than shares of Junior Stock.

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued Preferred Stock of the Company.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such series of Preferred Stock may provide that, if no such equity securities shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distribution of assets which such series of Preferred Stock are in arrears, no shares of any such series of Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

     In the event that fewer than all of the outstanding shares of a series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred

Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of shares of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose. The following is a summary of the voting rights applicable to the Outstanding Preferred Stock, which, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Stock.

     Subject to the provisions in the Articles regarding Excess Stock, in any matter in which the Outstanding Preferred Stock may vote, including any action by written consent, each share of Outstanding Preferred Stock will be entitled to one vote. The holders of each share of Outstanding Preferred Stock may separately designate a proxy for the vote to which that share of Outstanding Preferred Stock is entitled.

     Whenever dividends on any shares of Series B Preferred Stock have been in arrears for six or more quarterly periods (and, in the case of the Series A Preferred Stock, for six or more consecutive quarterly periods), the holders of such shares of Outstanding Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which rights to vote on such matter with the Outstanding Preferred Stock have been conferred and are then exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the Outstanding Preferred Stock and such other Preferred Stock, if any (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders), or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Outstanding Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such event, the entire Board of Directors will be increased by two directors. Each of such two directors will be elected to serve until the earlier of (i) the election and qualification of such director's successor or (ii) payment of the dividend arrearage for the Outstanding Preferred Stock.

     So long as any shares of Outstanding Preferred Stock remain outstanding, the Company will not (i) without the affirmative vote or consent of the holders of at least a majority of the shares of Outstanding Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Outstanding Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time (and, in the case of the Series A Preferred Stock, a majority of the shares of Series A Preferred Stock then outstanding), given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), amend, alter or repeal the provisions of the Articles, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Outstanding Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of Outstanding Preferred Stock or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Outstanding Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of Outstanding Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, the provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion.

RESTRICTIONS ON OWNERSHIP

     See "Description of Common Stock -- Restrictions on Transfer" for a discussion of the restrictions on transfer of shares of capital stock necessary for the Company to qualify as a REIT under the Code.

                       DESCRIPTION OF SECURITIES WARRANTS

GENERAL

     The Company may issue Securities Warrants for the purchase of shares of Preferred Stock or shares of Common Stock. Securities Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement or through a dividend or other distribution to the Company's stockholders and may be attached to or separate from such Offered Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summary of certain provisions of the Warrant Agreement and the Securities Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

     If Securities Warrants for the purchase of shares of Preferred Stock or shares of Common Stock are being offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the title of such Securities Warrants; (ii) the aggregate number of such Securities Warrants; (iii) the offering price; (iv) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price and, in the case of Securities Warrants for shares of Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (v) the designation and terms of any series of Preferred Stock with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Shares; (vi) the date, if any, on and after which such Securities Warrants and the related series of Preferred Stock or shares of Common Stock will be transferable separately; (vii) the date on which the right to exercise such Securities Warrants shall commence and the expiration date thereof; (viii) any special Federal income tax consequences; and (ix) any other material terms of such Securities Warrants.

     Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrants to purchase shares of Preferred Stock or shares of Common Stock, holders of such Securities Warrants will not have any rights of holders of such Preferred Stock or Common Stock, including the right to receive payments of dividends, if any, on such Preferred Stock or Common Stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

     Each Securities Warrant will entitle the holder thereof to purchase such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the expiration date of any Securities Warrant (or such later date to which such expiration date may be extended by the Companies), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the shares of Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the shares of Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

ADJUSTMENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in shares of capital stock and stock splits, combinations or reclassification of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in shares of Common Stock) or of subscription rights and warrants (excluding those referred to above).

     No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of shares of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services. No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings.

     In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of beneficial interest or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common shares of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such shares were shares of Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material Federal income tax considerations affecting the Company and its stockholders. This discussion is directed principally at investors who are United States citizens or residents or domestic corporations, and does not address in all material respects considerations that might adversely affect the treatment of investors who are subject to special treatment under the tax laws (such as insurance companies, cooperatives, financial institutions, broker-dealers, tax exempt organizations or foreign investors). The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury regulations, existing court decisions and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service ("IRS") concerning any of the matters discussed in this section. Because the following represents only a summary, it is qualified in its entirety by the applicable provisions of the Code, and regulations, court decisions and IRS rulings and other IRS pronouncements.

     Each prospective purchaser of shares of Common Stock and/or Preferred Stock is advised to consult his or her own tax advisor about the Federal, state, local, foreign and other tax consequences of buying, holding and selling shares of Common Stock and/or Preferred Stock, and of the Company's election to be taxed as a REIT, particularly in light of that purchaser's specific circumstances.

REIT QUALIFICATION

     Entities like the Company that invest principally in real estate and that otherwise would be taxed as regular corporations may elect to be treated as REITs when they satisfy certain detailed requirements imposed by the Code. If the Company qualifies for taxation as a REIT, it generally will not be subject to corporate income tax to the extent the Company currently distributes its REIT taxable income to its stockholders. This treatment effectively eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) imposed on investments in most regular corporations. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as to normal corporate tax on taxable income that is not currently distributed to its stockholders. See "-- Taxation of the Company as a REIT." In addition, if the Company fails to qualify as a REIT in any taxable year, it will be subject to Federal income tax at regular corporate rates on all of its taxable income. The current maximum Federal tax rate for corporations is 35%, but that rate may increase.

     The Company has elected to be treated as a REIT for Federal income tax purposes commencing with its taxable year ended December 31, 1994, and for each subsequent taxable year. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, commencing with such taxable year, and the Company intends to continue to operate in such a manner. Winstead Sechrest & Minick P.C., counsel to the Company, is of the opinion that the Company is organized in conformity with the requirements for qualification as a REIT, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon such assumptions and certain representations made by the Company as to factual matters. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results. Winstead Sechrest & Minick P.C. will not monitor the Company's compliance with these requirements. While the Company expects to satisfy these tests, and will use its best efforts to do so, no assurance can be given that the Company will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect the Company and its stockholders. See "-- Failure to Qualify as a REIT."

     General Qualification Requirements. The Company must be organized as an entity that would, if it does not maintain its REIT status, be taxable as a regular corporation. It cannot be a financial institution or an insurance company. The Company must be managed by one or more directors. The Company currently meets and expects to continue to meet, each of these requirements. The Company also expects to satisfy the requirements that are separately described below concerning share ownership and reporting, the nature and amounts of the Company's income and assets and the levels of required annual distributions.

     Share Ownership; Reporting. Beneficial ownership of the Company must be and is evidenced by transferable shares (or transferable certificates of beneficial interest). The shares of Common Stock must be held by at least 100 persons for approximately 92% of the days in each taxable year. Not more than 50% of the value of the shares of capital stock may be held, directly or indirectly, applying certain constructive ownership rules, by five or fewer individuals at any time during the last half of each of the Company's taxable years. The Company is not required to satisfy these 100 person and 50% tests until its second taxable year for which an election is made to be taxed as a REIT. The Company believes that its shares of Common Stock are owned by a sufficient number of investors and in appropriate proportions to permit it to continue satisfying these requirements. To protect against violations of these requirements, the Articles provide that no person is permitted to own (applying certain constructive ownership tests) more than the Ownership Limit. The Ownership Limit does not apply to (i) acquisitions by any person that has made a tender offer for all outstanding shares of Common Stock in conformity with applicable securities laws; (ii) the acquisition of shares of Common Stock by an underwriter in a public offering; (iii) the acquisition of shares of Common Stock pursuant to the exercise of employee share options; or (iv) acquisitions approved by the Board. In addition, the Articles contain restrictions on transfers of the Company's shares of Common Stock, as well as provisions that automatically convert shares of Common Stock into nonvoting, non-dividend paying Excess Stock to the extent that the ownership otherwise might jeopardize the Company's REIT status. See "Description of Common Stock -- Restrictions on Transfer." Special rules for determining stock ownership apply to certain qualified pension and profit sharing trusts. See "-- Taxation of Tax Exempt Entities."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records disclosing the actual ownership of shares of Common Stock. To do so, the Company must demand written statements each year from the record holders of certain percentages of shares of Common Stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). (A REIT with 2,000 or more record stockholders must demand statements from record holders of 5% or more of its shares, one with fewer than 2,000, but more than 200 record stockholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record stockholders must demand statements from record holders of 0.5% or more of the shares.) A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares of Common Stock and certain other information.

     Sources of Gross Income. In order to qualify as a REIT for a particular year, the Company also must meet three tests governing the sources of its income. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Company satisfied these three tests for its taxable year ended December 31, 1995. In evaluating a REIT's income, the REIT will be treated as receiving its proportionate share of the income produced by any partnership in which the REIT invests, and any such income will retain the character that it has in the hands of the partnership. The Code allows the Company to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and such items of the REIT.

     75% Gross Income Test. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to the Company are: (i) rents from real property; (ii) interest on loans secured by real property; (iii) gain from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of the Company's trade or business, referred to below as "dealer property"); (iv) income from the operation and gain from the sale of certain property acquired in connection with the foreclosure of a mortgage securing that property ("foreclosure property"); (v) distributions on, or gain from the sale of, shares of other qualifying REITs; (vi) abatements and refunds of real property taxes; and (vii) "qualified temporary investment income" (described below). In evaluating the Company's compliance with the 75% income test (as well as the 95% income test described below), gross income does not include gross income from "prohibited transactions." A prohibited transaction is one involving a sale of dealer property, not including foreclosure property and certain dealer property held by the Company for at least four years.

     The Company expects that substantially all of its operating gross income from the Properties will be considered rent from real property. Rent from real property is qualifying income for purposes of the 75% income test only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to residents, and rent attributable to personal property leased together with the real property so long as the personal property rent is less than 15% of the total rent. The Company does not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property. Also excluded is rent received from a person or corporation in which the Company (or any of its 10% or greater owners) owns a 10% or greater interest. The Company does not expect to earn income in these two excluded categories. A third exclusion covers amounts received with respect to real property if the Company furnishes services to the residents or manages or operates the property, other than through an "independent contractor" from whom the Company does not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if any services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the resident (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property).

     The Company will, in most instances, directly operate and manage the Properties without using an "independent contractor." The Company believes that the only material services to be provided to the residents will be those usually or customarily rendered in connection with the rental of space for occupancy only. The Company will not provide services that might be considered rendered primarily for the convenience of the residents, such as hotel, health care or extensive recreational or social services. Consequently, the Company believes that substantially all of its rental income from the Properties will be qualifying income under the 75% income test, and that the Company's provision of services will not cause the rental income to fail to be included under that test.

     Upon the Company's ultimate sale of its Properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

     95% Gross Income Test. In addition to earning 75% of its gross income from the sources listed above, at least an additional 20% of the Company's gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest"

(under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

     Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources (such as brokerage commissions or other fees for services rendered). This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and such income and other nonqualifying income are expected to be at all times less than 5% of the Company's annual gross income. While the Company does not anticipate that it will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of the Company's gross income, the Company could lose its status as a REIT. WDN Management, which provides management services with respect to certain properties not owned by the Company, is not a qualified REIT subsidiary. Therefore, WDN Management's gross income is not included in the Company's gross income. However, dividends from WDN Management to the Company are included in the Company's gross income and qualify for the 95% income test.

     If the Company fails to meet either the 75% or 95% income tests during a taxable year, it may still qualify as a REIT for that year if (i) it reports the source and nature of each item of its gross income in its Federal income tax return for that year; (ii) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (iii) the failure to meet the tests is due to reasonable cause and not to willful neglect. However, in that case the Company would be subject to a 100% tax based on the greater of the amount by which it fails either the 75% or 95% income tests for such year. See "-- Taxation of the Company as a REIT."

     30% Income Test. The Company also must earn less than 30% of its gross income from the sale or other disposition of: (i) real property and loans secured by real property held for less than four years (other than foreclosure property and involuntarily conversions), (ii) stock or securities held by the Company for less than one year and (iii) property in a prohibited transaction. The 30% income test does not have a reasonable cause exception as do the 75% and 95% income tests. Consequently, a failure to meet the 30% income test would terminate the Company's status as a REIT automatically. Because the Company expects to hold its Properties for long-term investment and does not anticipate selling them within four years, the Company expects to comply with this requirement.

     Character of Assets Owned. On the last day of each calendar quarter, the Company also must meet two tests concerning the nature of its investments. First, at least 75% of the value of the total assets of the Company generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date the Company receives the new capital. Second, although the balance of the Company's assets generally may be invested without restriction, the Company will not be permitted to own (i) securities of any one non-governmental issuer that represent more than 5% of the value of the Company's total assets or (ii) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

     The Company's non-voting common stock of WDN Management does not violate the prohibition against a REIT's ownership of more than 10% of the voting securities of any one issuer. If, however, the value of the Company's non-voting common stock in WDN Management were to exceed 5% of the total value of all of the Company's assets, then the asset test would be violated. The Company believes that the value of the securities of WDN Management held by the Company is substantially less than 5% of the total value of the Company's assets, and the Company does not expect that it will exceed 5% in the future.

     The Company anticipates that it complies with these asset tests. While some portion of its assets initially was invested in qualifying temporary debt investments, substantially all of the Company's investments are in its Properties, which should represent qualifying real estate assets.

     Annual Distributions to Stockholders. To maintain REIT status, the Company generally must distribute to its stockholders in each taxable year at least 95% of its net ordinary income (capital gain is not required to be distributed). More precisely, the Company must distribute an amount equal to (i) 95% of the sum of (a) its "REIT Taxable Income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on such income, minus (ii) certain limited categories of "excess noncash income." REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 15 years following the year in which it was incurred. REITs also are required to distribute at least 95% of any after-tax built-in gain that is realized during the ten year recognition period applicable to property transferred to the REIT in a corporate nonrecognition transaction. The Company does not anticipate that any such property will be transferred to it.

     A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year (for both the Company and its stockholders). Other dividends declared before the due date of the Company's tax return for the taxable year (including extensions) also will be treated as paid in the prior year for the Company if they are paid (i) within 12 months of the end of such taxable year and (ii) no later than the Company's next regular distribution payment. Dividends that are paid after the close of a taxable year and do not qualify under the rule governing payments made in January that is described above will be taxable to the stockholders in the year paid, even though they may be taken into account by the Company for a prior year. A nondeductible excise tax equal to 4% will be imposed on the Company for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of the Company's "ordinary income" plus (b) 95% of the Company's capital gain net income plus (c) income not distributed in earlier years minus (d) distributions in excess of income in earlier years and (e) any amount of REIT taxable income for such year.

     The Company will be taxed at regular corporate rates to the extent that it retains any portion of its taxable income (e.g., if the Company distributes only the required 95% of its taxable income, it would be taxed on the retained 5%). Under certain circumstances the Company may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for the Company's funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although the Company does not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available.

     If the Company fails to meet the 95% distribution requirement because of an adjustment to the Company's taxable income by the IRS, the Company may be able to cure the failure retroactively by paying a "deficiency dividend" (as well as applicable interest and penalties) within a specified period.

TAXATION OF THE COMPANY AS A REIT

     The Company has adopted the calendar year for Federal income tax purposes, and uses the accrual method of accounting. For each taxable year in which the Company qualifies as a REIT, it generally will be taxed only on the portion of its taxable income that it retains (which will include undistributed net capital gain), because the Company will be entitled to a deduction for its dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent such class is entitled to such preference.

The Company does not anticipate that it will pay any such preferential dividends. The Articles provide for the automatic exchange of outstanding shares of Common Stock or Preferred Stock for Excess Stock in circumstances in which the Company's REIT status might otherwise be put into jeopardy (i.e., if a person attempts to acquire a block of shares that would be sufficient to cause the Company to fail the requirement that five or fewer individuals may not own more than 50% of the value of the outstanding shares). Because Excess Stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect the Company's ability to deduct its dividend payments.

     The Company would be subject to tax on any income or gain from foreclosure property at the highest corporate rate (currently 35%). A confiscatory tax of 100% applies to any net income from prohibited transactions. In addition, if the Company fails to meet either the 75% or 95% source of income tests described above, but still qualifies for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (i) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (ii) the ratio of the Company's REIT Taxable Income to the Company's gross income (excluding capital gain and certain other items). The Company also will be subject to the minimum tax on items of tax preference (excluding items specifically allocable to the Company's stockholders). Finally, under regulations that are to be promulgated, the Company also may be taxed at the highest regular corporate tax rate on any built-in gain (i.e., the excess of value over adjusted tax basis) attributable to assets that the Company acquires in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after the Company acquires such assets.

FAILURE TO QUALIFY AS A REIT

     For any taxable year in which the Company fails to qualify as a REIT, it would be taxed at the usual corporate rates on all of its taxable income. Distributions to its stockholders would not be deductible in computing that taxable income, and distributions would no longer be required. Any corporate level taxes generally would reduce the amount of cash available to the Company for distribution to its stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment in the Company likely would be reduced substantially. As a result, the Company's failure to qualify as a REIT during any taxable year could have a material adverse effect upon the Company and its stockholders. If the Company loses its REIT status, unless certain relief provisions apply, the Company will not be eligible to elect REIT status again until the fifth taxable year which begins after the first year for which the Company's election was terminated.

     If, after forfeiting its REIT status, the Company later qualifies and elects to be taxed as a REIT again, the Company may face significant adverse tax consequences. Prior to the end of the year in which the Company sought to qualify again as a REIT, the Company would be required to make distributions sufficient to eliminate any earnings and profits accumulated during its period of non-REIT status. Moreover, immediately prior to the effectiveness of the election to return to REIT status, the Company would be treated as having disposed of all of its assets in a taxable transaction, triggering taxable gain with respect to the Company's appreciated assets. In that event, however, the Company would be permitted to elect an alternative treatment under which those gains would be taken into account only as and when they actually are recognized upon sales of the appreciated property occurring within a ten-year period. The Company would be required to distribute at least 95% of any such recognized gains, but it would not receive the benefit of a dividends paid deduction to reduce those taxable gains. Thus, any such gains on appreciated assets would be subject to double taxation (i.e., at the corporate level as well as the stockholder level).

TAXATION OF STOCKHOLDERS

     Distributions generally will be taxable to stockholders as ordinary income to the extent of the Company's earning and profits. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year are generally treated as if received by the stockholders on December 31 of the calendar year during which they were declared. Distributions paid to stockholders will not constitute passive activity income, and as a result generally cannot be offset by losses from passive activities of a stockholder who is subject to the passive activity rules. Distributions designated by the Company as capital gains dividends generally will be taxed as long term capital gains to stockholders to the extent that the distributions do not exceed the Company's actual net capital gain for the taxable year. Corporate stockholders may be required to treat up to 20% of any such capital gains dividends as ordinary income. Distributions by the Company, whether characterized as ordinary income or as capital gains, are not eligible for the 70% dividends received deduction for corporations. Stockholders are not permitted to deduct losses or loss carry-forwards of the Company. Future regulations may require that the stockholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

     The Company may generate cash in excess of its net earnings. If the Company distributes cash to stockholders in excess of the Company's current and accumulated earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder's shares of Common Stock. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of Common Stock. A stockholder who has received a distribution in excess of current and accumulated earnings and profits of the Company may, upon the sale of the shares of Common Stock, realize a higher taxable gain or a smaller loss because the basis of the shares of Common Stock as reduced will be used for purposes of computing the amount of the gain or loss.

     Generally, gain or loss realized by a stockholder upon the sale of shares of Common Stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from the Company and has held the shares of Common Stock for six months or less, any loss incurred on the sale or exchange of the shares of Common Stock is treated as a long-term capital loss, to the extent of the corresponding long-term capital gain dividend received.

     In any year in which the Company fails to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that no Company dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of the Company's tax preference items.

BACKUP WITHHOLDING

     The Company will report to its stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, the Company will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (i) when a stockholder fails to supply a correct taxpayer identification number, (ii) when the IRS notifies the Company that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number or (iii) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder's Federal income tax liability. The Company also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status to the Company.

TAXATION OF TAX EXEMPT ENTITIES

     In general, a tax exempt entity that is a stockholder of the Company will not be subject to tax on distributions from the Company or gain realized on the sale of shares of Common Stock. In Revenue Ruling 66-106, the IRS specifically confirmed that a REIT's distributions to a tax exempt employees' pension trust did not constitute unrelated business taxable income. A tax exempt entity may be subject to tax, however, to the extent that it has financed the acquisition of its shares of Common Stock with "acquisition indebtedness" within the meaning of the Code. The Revenue Reconciliation Act of 1993 has modified the rules for tax exempt employees' pension and profit sharing trusts which qualify under Code
Section 401(a) and are exempt from tax under Code Section 501(a) ("qualified trusts") for tax years beginning after December 31, 1993. Under the new rules, in determining the number of stockholders a REIT has for purposes of the "50% test" described above under "-- REIT Qualification -- Share Ownership; Reporting," generally, any stock held by a qualified trust will be treated as held directly by its beneficiaries in proportion to their actuarial interests in such trust and will not be treated as held by such trust. (This general rule will not apply if certain persons related to the qualified trust ("disqualified persons") hold in the aggregate more than 5% of the value of the REIT and the REIT has accumulated earnings and profits attributable to any period for which it did not qualify as a REIT; this exception is not expected to apply to the Company.)

     A qualified trust owning more than 10% of a REIT must treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the change in the 50% test discussed above and if the trust is "predominantly held" by a qualified trust. A real estate investment trust is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts individually holding more than 10% of the value of the REIT collectively owns more than 50% of the value of the REIT.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by the investment in the Company. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

TAXATION OF FOREIGN INVESTORS

     The rules governing Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws with regard to an investment in shares of Common Stock, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

     Dividends that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares of Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends paid to a Non-U.S. Stockholder unless (i) the Non-U.S. Stockholder files on IRS Form 1001 claiming that a lower treaty rate applies or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the dividend is effectively connected income. Dividends in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares of Common Stock. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder's shares of Common Stock, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. If it cannot be determined at the time a dividend is paid whether or not such dividend will be in excess of current and accumulated earnings and profits, the dividends will be subject to such withholding. The Company does not intend to make quarterly estimates of that portion of the dividends that are in excess of earnings and profits, and as a result, all dividends will be subject to such withholding. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS.

     For any year in which the Company qualifies as a REIT, dividends that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, those dividends are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, dividends subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption. The Company is required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of shares of Common Stock will not be subject to taxation under FIRPTA. Because the Common Stock is publicly traded, however, no assurance can be given that the Company will remain a "domestically controlled REIT." However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the shares of Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation).

     Upon the death of a foreign individual stockholder, the investor's shares will be treated as part of the investor's U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

TAX ASPECTS OF TRANSFERRED INTERESTS

     The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's interests in distributions (assigned by Walden to the Company as part of the formation of the Company) attributable to Walden's general partnership interests in three partnerships which own multifamily residential properties which were not acquired by the Company (the "Transferred Interests") and partnerships to which they relate (the "Acquired Partnerships").

     Classification as a Partnership. The Company includes in its income its distributive share of the Acquired Partnerships' income and deducts its distributive share of the Acquired Partnerships' losses only if the Acquired Partnerships are classified, for Federal income tax purposes, (i) as partnerships rather than as associations taxable as corporations and (ii) not as "publicly traded partnerships." An organization formed as a partnership will be treated as a partnership rather than as a corporation for Federal income tax purposes only if it has no more than two of the following four corporate characteristics: continuity of life, centralization of management, limited liability and free transferability of interests.

     If for any reason the Acquired Partnerships were taxable as corporations rather than as partnerships for Federal income tax purposes, the Company may not be able to satisfy the income and asset requirements for status as a REIT. Further, items of income and deduction of the Acquired Partnerships would not pass through to their partners; their partners would be treated as stockholders for tax purposes. The Acquired Partnerships would be required to pay income tax at regular corporate tax rates on their net income and distributions to partners would constitute dividends to the extent of the Acquired Partnerships' earnings and profits. In addition, any change in the Acquired Partnerships' status for tax purposes might be treated as a taxable event, in which case the Company might incur taxable income without any related cash distribution. The Company has not requested, and does not intend to request, a ruling from the IRS that the Acquired Partnerships will be treated as "partnerships" for Federal income tax purposes.

     Partners, Not the Partnership, Subject to Tax. Partnerships are not taxable entities for Federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Acquired Partnerships' income, gains, losses, deductions and credits for any taxable year of the partnerships ending within or with the taxable year of the Company without regard to whether the Company has received or will receive any cash distributions from the Acquired Partnerships. For purposes of income tests and asset tests which govern classification of the Company as a REIT, the Company must include its proportionate share (based upon capital interests) of the income and assets of any partnership in which it has a direct or indirect interest.

     Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and losses among partners, the allocations provided in a partnership agreement will be disregarded for tax purposes under
Section 704(b) of the Code if they do not comply with the provisions of such Section and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Acquired Partnerships' allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Basis in Partnership Interests. The Company's adjusted tax basis in a particular Transferred Interest generally (i) is equal to the fair market value of the partnership interest as of the date acquired; (ii) is increased by (a) its allocable share of the partnership's income and (b) its allocable share of indebtedness of the partnership on the date acquired and its allocable share of any increases in such indebtedness thereafter; and (iii) is reduced, but not below zero, by the Company's allocable share of (a) the partnership's loss and
(b) the amount of cash distributed to the Company, the basis of property distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of the indebtedness of the partnership thereafter.

     If the allocation of the Company's distributive share of a partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that a partnership distribution or any decrease in the Company's share of the indebtedness of a partnership (each such decrease being considered a constructive cash distribution to the partners) would reduce the Company's adjusted tax basis in the partnership below zero, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as a capital gain, and if the Company's partnership interest in such partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

STATE AND LOCAL TAXES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              ERISA CONSIDERATIONS

     A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards under ERISA in the context of the Plan's particular circumstances before authorizing an investment of a portion of such Plan's assets in the shares of Common Stock. In particular, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(c) of ERISA,
(ii) whether the investment is in accordance with the documents and instruments governing the Plan as required by Section 404(a)(1)(D) of ERISA, (iii) whether the investment is for the exclusive purpose of providing benefits to participants in the Plan and their beneficiaries or defraying reasonable administrative expenses of the Plan, and (iv) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of a Plan or an individual retirement account ("IRA") and persons who have certain specified relationships to the Plan or an IRA ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Code). Thus, a fiduciary of a Plan or an IRA considering an investment in the shares of Common Stock also should consider whether the acquisition or the continued holding of the shares of Common Stock might constitute or give rise to a direct or indirect prohibited transaction.

     The Department of Labor (the "DOL") has issued final regulations (the "Regulations") as to what constitutes assets of an employee benefit plan under ERISA. Under the Regulations, if a Plan or an IRA acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's and IRA's assets would include, for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and the Code, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The Regulations define a publicly-offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Offered Securities will be sold in an offering registered under the Securities Act and are or will be registered under the Exchange Act.

     The Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control.

     The Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Articles on the transfer of the capital stock are limited to the restrictions on transfer generally permitted under the Regulations and are not likely to result in the failure of the capital stock to be "freely transferable." The Company also believes that certain restrictions that apply to the capital stock held by the Company or which may be derived from contractual arrangements requested by the underwriters in connection with Offered Securities offered pursuant to an underwritten agreement are unlikely to result in the failure of the capital stock to be "freely transferable." The Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL and the U.S. Treasury Department will not reach a contrary conclusion.

     Assuming that the Offered Securities will be "widely held," the Company believes that the Offered Securities will be publicly offered securities for purposes of the Regulations and that the assets of the Company will not be deemed to be "plan assets" of any Plan or IRA that invests in the Offered Securities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by the Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offered Securities, including the validity of the Offered Securities, will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas.

                                    EXPERTS

     The audited consolidated and combined financial statements for Walden Residential Properties, Inc. and Walden Predecessors, respectively, included in the Form 10-K referred to and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their reports appearing therein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Available Information.................   S-3
Information Incorporated by
  Reference...........................   S-3
The Company...........................   S-5
Risk Factors..........................   S-6
Recent Developments...................   S-9
Use of Proceeds.......................  S-10
Price Range of Common Stock and
  Distributions.......................  S-10
Description of Securities.............  S-11
Taxation of Holders of Securities.....  S-20
Underwriting..........................  S-22
Legal Matters.........................  S-23
Experts...............................  S-23
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     4
Recent Developments...................     4
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................     5
Use of Proceeds.......................     6
Description of Common Stock...........     6
Description of Preferred Stock........     8
Description of Securities Warrants....    12
Federal Income Tax Considerations.....    14
Erisa Considerations..................    24
Plan of Distribution..................    25
Legal Matters.........................    26
Experts...............................    26

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                                4,000,000 UNITS

                               WALDEN RESIDENTIAL
                                PROPERTIES, INC.

                                  ------------

                             PROSPECTUS  SUPPLEMENT

                                  ------------

                           FRIEDMAN, BILLINGS, RAMSEY
                                  & CO., INC.
                               DECEMBER   , 1996

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